

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

<u>Via E-mail</u>
Joseph W. La Barge
Vice President, General Counsel and Secretary
Tengion, Inc.
2900 Potshop Lane, Suite 100
East Norriton, PA 19403

      Re: Tengion, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed August 18, 2011
              File No. 001-34688

Dear Mr. La Barge:

We have limited our review of the above listed filing to the issue we have addressed in our comment.

Please respond to this letter by revising your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

1. If true, please explicitly state that the approval of the removal of the warrant exercise restrictions, as set forth in Proposal 2, will satisfy the shareholder approval requirements of NASDAQ Rule 5635(b) with respect to the issuance of common stock to the affiliates of HealthCap upon exercise of the warrants. If it will not satisfy the NASDAQ requirement, please clarify and explain why you are seeking just the approval of the removal of the warrant exercise restriction. We may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director